

Press Release

<u>Contact</u>
Paresh Maniar
Executive Director, Investor Relations
(408) 470-5348

<u>MAXIM REPORTS $339.7 MILLION REVENUE FOR THE THIRD QUARTER OF FISCAL 2009</u>

- **Revenue: $339.7 million**

- **GAAP loss per share: $0.09 (including $0.10 special expense items)**

- **Cash flow from operations: $106.0 million**

- **Inventory declined by $11.8 million**

- **Dividend per share: $0.20**

- **Fourth quarter revenue outlook: $350 - $380 million**

SUNNYVALE, CA – April 30, 2009 – Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $339.7 million for its fiscal 2009 third quarter ended March 28, 2009, a 17% decline from the $410.7 million revenue recorded in the previous quarter.

Based on Generally Accepted Accounting Principles (GAAP), diluted loss per share was $0.09. The results include certain special expense items which primarily consist of the following pre-tax and tax related expenses:

- $12.4 million pre-tax for accelerated depreciation related to the closure of the Dallas wafer fabrication facility
- $11.0 million pre-tax for severance and restructuring
- $4.0 million pre-tax primarily for stock option related litigation
- $9.2 million tax provision impact due to international restructuring.

Balance Sheet Items

Total cash, cash equivalents and short term investments was $898.3 million as of March 28, 2009, a decrease of $27.2 million during the third quarter. Cash flow from operations of $106.0 million was offset primarily by:

- $31.9 million for the acquisitions of Innova Card and two product lines from Zilog
- $61.0 million for cash dividends
- $36.0 million in payments for property and equipment

Business Outlook

Maxim's fiscal third quarter net realizable bookings increased by 13% compared to the second quarter of fiscal 2009 and the Company's 90 day backlog increased by 15% to $238 million. Results for the June quarter are expected to be:

- Revenue: $350 million - $380 million
- Gross Margin: 47% - 50% including 3.4% special expense items
- Operating expenses: $170 - $175 million including $4 - $5 million special expense items
- Tax provision: includes $10 - $12 million special expense items

Tunc Doluca, President and Chief Executive Officer, commented, "We are pleased to have exceeded our Q3 revenue expectation. A key driver to this upside was our recent design wins in cell phones that began to ship in volume. Inventory restocking by some of our larger customers also contributed to sales exceeding expectations.

However, visibility continues to be limited and the economic environment remains highly uncertain. Consequently, we continue to manage costs closely."

Dividend

A cash dividend for the third quarter of fiscal 2009 of $0.20 per share will be paid on June 5, 2009, to stockholders of record on May 22, 2009.

Conference Call

Maxim has scheduled a conference call on April 30, 2009, at 2:00 p.m. Pacific Time to discuss its financial results for the third quarter of fiscal year 2009 and its business outlook. To listen via telephone, dial (866) 802-4321 (toll free) or (703) 639-1318. This call will be webcast by Shareholder.com and can be accessed at Maxim's website at www.maxim-ic.com/Investor.

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CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		
	March 28, 2009	December 27, 2008	March 29, 2008
	(in thousands, except per share data)		
Net revenues	$ 339,665	$ 410,675	$ 487,410
Cost of goods sold (1)	171,960	211,590	198,024
Gross profit	167,705	199,085	289,386
Operating expenses:			
Research and development (1)	120,974	144,283	138,736
Selling, general and administrative (1)	48,760	64,124	39,084
In-process research and development	-	3,900	-
Impairment of long-lived assets	-	43,769	-
Severance and restructuring	10,956	13,597	8,145
Other operating expenses, net	3,969	10,252	22,363
Total operating expenses	184,659	279,925	208,328
Operating (loss) income	(16,954)	(80,840)	81,058
Interest income and other (expense) income, net	(228)	7,385	11,615
(Loss) income before (benefit) provision for income taxes	(17,182)	(73,455)	92,673
Provision (benefit) for income taxes	9,244	(34,671)	31,641
Net (loss) income	$ (26,426)	$ (38,784)	$ 61,032
(Loss) earnings per share:			
Basic	$ (0.09)	$ (0.12)	$ 0.19
Diluted	$ (0.09)	$ (0.12)	$ 0.19
Shares used in the calculation of (loss) earnings per share:			
Basic	304,415	312,718	320,553
Diluted	304,415	312,718	322,480
Dividends declared per share	$ 0.200	$ 0.200	$ 0.188

(1) Includes stock-based compensation charges as follows:

	Three Months Ended		
	March 28, 2009	December 27, 2008	March 29, 2008
	(in thousands)		
Cost of goods sold	$ 7,574	$ 30,834	$ 10,535
Research and development	25,194	33,431	19,170
Selling, general and administrative	6,845	19,672	5,984
Total	**$ 39,613**	**$ 83,937**	**$ 35,689**
Total excluding settlement of expiring options and tender offer (2)	**$ 39,613**	**$ 41,622**	**$ 35,689**

SCHEDULE OF SPECIAL EXPENSE ITEMS

	Three Months Ended		
	March 28, 2009	December 27, 2008	March 29, 2008
	(in thousands)		
Cost of Goods Sold:			
Accelerated depreciation (3)	$ 12,372	$ 12,024	$ 11,281
Stock-based compensation (2)	-	15,433	-
Total	**$ 12,372**	**$ 27,457**	**$ 11,281**
Operating Expenses:			
In process research and development (4)	$ -	$ 3,900	$ -
Impairment of long-lived assets (5)	-	43,769	-
Severance and restructuring (6)	10,956	13,597	8,145
Other operating expenses, net (7)	3,969	10,252	22,363
Stock-based compensation (2)	-	26,882	-
Total	**$ 14,925**	**$ 98,400**	**$ 30,508**
Income Taxes (8)	**$ 9,200**	**$ -**	**$ -**

(2) Stock-based compensation related to cash settlement of options expiring in October 2008 and tender offer.

(3) Accelerated depreciation primarily related to long-lived assets resulting from the anticipated closure of the Dallas fab facility.

(4) In-process research and development related to acquisition of Mobilygen Corp.

(5) Impairment of long-lived assets related to end of line test equipment recorded in connection with reduced demand.

(6) Severance and benefit expenses primarily related to Business Unit; Selling, General & Administrative; and Manufacturing organizations.

(7) Expenses, net, primarily for stock option related litigation and certain payroll taxes, interest and penalties.

(8) Tax provision impact due to international restructuring.

CONSOLIDATED BALANCE SHEETS

	March 28, 2009		June 28, 2008
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$	692,825	$ 1,013,119
Short-term investments		205,474	205,079
Total cash, cash equivalents and short-term investments		898,299	1,218,198
Accounts receivable, net		196,344	272,029
Inventories		239,900	272,421
Income tax refund receivable		33,778	14,411
Deferred tax assets		217,088	253,490
Other current assets		22,590	16,012
Total current assets		1,607,999	2,046,561
Property, plant and equipment, net		1,381,474	1,485,200
Other assets		140,455	176,629
TOTAL ASSETS	$	3,129,928	$ 3,708,390
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	63,395	$ 79,673
Income taxes payable		820	825
Accrued salary and related expenses		155,257	249,079
Accrued expenses		39,089	68,131
Deferred income on shipments to distributors		18,010	21,447
Total current liabilities		276,571	419,155
Other liabilities		27,148	30,791
Income taxes payable		114,311	110,633
Deferred tax liabilities		79,971	-
Total liabilities		498,001	560,579
Stockholders' equity:			
Common stock		304	251,799
Retained earnings		2,633,638	2,901,139
Accumulated other comprehensive loss		(2,015)	(5,127)
Total stockholders' equity		2,631,927	3,147,811
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	3,129,928	$ 3,708,390

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CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		
	March 28, 2009	December 27, 2008	March 29, 2008
	(in thousands)		
Cash flows from operating activities:			
Net (loss) income	$ (26,426)	$ (38,784)	$ 61,032
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Stock-based compensation	39,613	83,937	35,689
Depreciation and amortization	51,236	49,992	46,352
Deferred taxes	41,055	169,498	(11,935)
Tax benefit related to stock-based compensation	(55,260)	(150,144)	(1,326)
Excess tax benefit related to stock-based compensation	(79)	(409)	(13)
In-process research and development	-	3,900	-
Impairment of long-lived assets	-	43,769	-
Loss (gain) from sale of property, plant and equipment	484	1,187	(269)
Gain from sale of equity investments	-	(529)	-
Changes in assets and liabilities:			
Accounts receivable	17,815	55,476	17,383
Inventories	13,291	7,780	(11,132)
Other current assets	35,224	(71,872)	6,556
Accounts payable	(7,906)	(15,595)	(8,724)
Income taxes payable	1,192	(19,022)	-
Deferred income on shipments to distributors	(2,587)	(712)	(2,459)
Accrued liabilities - goodwill and tender offer payments above fair value	(1,294)	(28,093)	(3,332)
All other accrued liabilities	(393)	(18,865)	28,321
Net cash provided by operating activities	105,965	71,514	156,143
Cash flows from investing activities:			
Payments for property, plant and equipment	(35,997)	(28,639)	(45,940)
Proceeds from sale of property, plant, and equipment	-	625	1,476
Restricted cash	-	-	(151)
Other non-current assets	2,119	1,960	(8,210)
Acquisition	(30,700)	(30,310)	-
Purchases of available-for-sale securities	(1,392)	(1,370)	(837)
Proceeds from sales/maturities of available-for-sale securities	2,438	2,237	148,112
Net cash (used in) provided by investing activities	(63,532)	(55,497)	94,450
Cash flows from financing activities:			
Excess tax benefit related to stock-based compensation	79	409	13
Mortgage liability	(10)	(10)	(10)
Goodwill payments on expiring options and tender offer payments	(985)	(6,753)	(2,241)
Cash settlement of vested restricted stock units	-	-	(801)
Payouts under the RSU loan program	-	(27,376)	(5,825)
Dividends paid	(60,961)	(62,303)	(60,104)
Repayment of notes payable	(1,154)	(2,673)	-
Issuance of common stock	(4,777)	(15,174)	-
Common stock repurchases	-	(235,131)	-
Net cash used in financing activities	(67,808)	(349,011)	(68,968)
Net (decrease) increase in cash and cash equivalents	(25,375)	(332,994)	181,625
Cash and cash equivalents:			
Beginning of period	718,200	1,051,194	1,007,426
End of period	$ 692,825	$ 718,200	$ 1,189,051
Total cash, cash equivalents, and short-term investments	$ 898,299	$ 925,459	$ 1,189,051

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's financial projections for its fourth quarter of fiscal 2009 ending in June, which includes revenue, gross margin, operating expense and tax provision projections.. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market and economic conditions and market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 2008.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells high-performance semiconductor products. The Company reported revenue in excess of $2 billion for fiscal 2008. Maxim was founded over 25 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, it has developed over 5900 products serving the industrial, communications, consumer, and computing markets. For more information, go to www.maxim-ic.com.

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